SECURITIES AND EXCHANGE COMMISSION WASHINGTION, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
Commission File No. 0-25521
|  |   Form 10-K    |  |   Form 20-F    |  |   Form 11-K    |X|   Form 10-Q    |  |   Form N-SAR

For the period ended: June 30, 2001

|  |   Transition Report on Form 10-K
|  |   Transition Report on Form 20-F
|  |   Transition Report on Form 11-K
|  |   Transition Report on Form 10-Q
|  |   Transition Report on Form N-SAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information
Full name of Registrant: Former name if Applicable: Address of Principal Executive Office (Street and Number): City, State and Zip Code:	Emergent Financial Group, Inc. Inc.ubator Capital, Inc. 3550 N Central Ave, suite 1800 Phoenix, AZ 85012

Part II-Rule 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

|X|

(a)    The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Due to the significant amount of management's attention directed to a change of management of the Company on July 18, 2001, as well as the Company's recent acquisition of Keycom, Inc., and current negotiations of forebearance agreements with various creditors, the Company and its accountants did not complete the required information or financial statement review prior to the filing deadline. As a result of the foregoing, the Company is unable to file its Quarterly Report on Form 10-Q on a timely basis.

(Attach extra sheets if needed.)

Part IV-Other Information
   (1)    Name and telephone number of person to contact in regard to this notification:

Jason Galanis	602	279-1443

(Name)	(Area Code)	(Telephone Number)

   (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
|  |   Yes   |X|   No
If the answer is no, identify report(s)

      Annual Report on Form 10-KSB for the fiscal year ended March 31, 2001.

   (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|X|   Yes   |  |   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company anticipates reporting a net loss of approximately $17.0 million for the year ended March 31, 2001, including the write off of approximately $14.5 million of prior investments, and a loss from operations of approximately $2.8 million. In addition, the Company expects to report a decrease in current assets from $14,315,427 as of March 31, 2000, to approximately $3.0 million as of March 31, 2001, and an increase of ttoal liabilities from $1,779,101 at March 31, 2000 to approximately $5.5 million at March 31, 2001. Shareholders equity for the same periods is expected to decrease from $12,536,326 to approximately a negative equity of $2.4 million. The Company's financial statements will be qualified by the assumption that the Company will be able to continue as a going concern.

Incubator Capital, Inc.
Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2001	By:	/s/ Jason Galanis Jason Galanis Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).